Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Éric Desaulniers, President & Chief Executive Officer of Nouveau Monde Graphite Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Nouveau Monde Graphite Inc. (the "issuer") for the interim period ended June 30, 2026.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)information required to be disclosed by the issuer in it annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control-Integrated Framework (2013) (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2ICFR – material weakness relating to design: N/A

5.3Limitation on scope of design: N/A

6.Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2026 and ended on June 30, 2026 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 12, 2026

/s/ Éric Desaulniers
Éric Desaulniers
President & Chief Executive Officer